FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of January 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	Nomura Reports Third Quarter Financial Results
2.	Financial Highlights – Nine months ended December 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 29, 2007	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

News Release

Nomura Reports Third Quarter Financial Results

Tokyo, January 29, 2007—Nomura Holdings, Inc. today reported consolidated financial results for the third quarter of the fiscal year ending March 31, 2007.

Third quarter summary

Net revenue for the third quarter was 322.9 billion yen (US$2.7billion)1, a 28.7% quarter-on-quarter increase, and a 10.2% year-on-year decrease. Income before income taxes increased 80.8% quarter-on-quarter, and fell 29.4% year-on-year, to 132.1 billion yen (US$1.1billion). Net income increased 81.7% quarter-on-quarter, and declined 25.7% year-on-year, to 79.1 billion yen (US$665 million). ROE for the third quarter was 14.6%.

The third quarter dividend will be 8 yen per share, in line with the target dividend previously announced. Payment of the dividend is planned for March 1, 2007.

“In the third quarter, our strategically-important investment trust business continued to perform strongly, and we began to see a recovery in the markets-related business. We are confident that the key strategic investments we announced during the quarter, including the acquisition of Instinet and the investment in Fortress Investment Group, will be effective in accelerating our growth going forward,” said Nobuyuki Koga, Nomura President and CEO.

Third quarter business highlights

•	Domestic Retail: Commissions for distribution of investment trusts* marked a record since the fiscal year ended March 2002 when we began reporting quarterly earnings under US GAAP. Domestic Client Assets grew to 81.5 trillion yen.

•	Global Markets: Fixed Income revenue recovered. Announced the acquisition of Instinet, a major US agency broker, in order to bolster order execution services for institutional investors.

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 119.02 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

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•	Global Investment Banking: Retained the number one spot in the Equity and Equity-related (Japan) league table for the fourth consecutive calendar year (CY2006).**

•	Asset Management: Revenue and income before income taxes both marked record levels since we began quarterly reporting.

•	Other: Announced investment in Fortress Investment Group, a major global US alternative asset management company.

*	Nomura Securities
**	Source: Thomson Financial

Third quarter business segment results

Total net revenue from business segments for the third quarter was 308.7 billion yen (US$2.6 billion), a 20.7% quarter-on-quarter increase. Income before income taxes from business segments was 143.9 billion yen (US$1.2 billion), up 47.3% quarter-on-quarter.

Domestic Retail

In Domestic Retail, net revenue increased 22.6% quarter-on-quarter, and decreased 15.2% year-on-year, to 115.9 billion yen, while income before income taxes rose 66.4% quarter-on-quarter, and fell 36.7% year-on-year, to 46.9 billion yen. Commissions for distribution of investment trusts* grew 40.9% quarter-on-quarter, to 33.7 billion yen, which was a record high since we began reporting earnings on a quarterly basis. This was the result of strong sales of existing investment trusts offering frequent distributions as well as newly launched funds such as the Asia Attractive Dividend Stock Fund. With the steady growth of assets in stock investment trusts, investment trust administration fees grew to 12.1 billion yen, the eighth consecutive quarterly increase. Revenue from retail stock brokerage commissions grew 19.8% quarter-on-quarter to 22.6 billion yen. During the third quarter, Domestic Client Assets net inflow remained a high 1.3 trillion yen and, as of December 31, 2006, Domestic Client assets stood at 81.5 trillion yen, an increase of 3.8 trillion yen from the end of September 2006.

Global Markets

Global Markets net revenue increased 61.0% quarter-on-quarter, and fell 32.2% year-on-year, to 78.1 billion yen. Income before income taxes grew by 27.7 billion yen quarter-on-quarter, and declined 60.4% year-on-year, to 24.1 billion yen. In Equity, trading revenue from MPO transactions and block trades was weak, while in Fixed Income order flow for interest rate and currency-linked structured bonds recovered.

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Global Investment Banking

In Global Investment Banking, net revenue decreased 18.9% quarter-on-quarter, and fell 31.7% year-on-year, to 24.1 billion yen. Income before income taxes declined 32.9% quarter-on-quarter, and 53.1% year-on-year, to 10.9 billion yen. We acted as bookrunner for 7.3 billion US dollars in equity and equity-linked deals in the quarter, which was a record since we began quarterly reporting. In equity underwriting, we acted as lead manager for several large deals, including issues from Aeon, Toyota Motor, and Sharp. We retained the number one spot in the Equity and Equity-related (Japan) league table for the 2006 calendar year, the fourth consecutive year we ranked number one.**

In M&A, we were financial adviser on such deals as the consolidation of Sumitomo Corporation’s lease businesses, and the Toshiba Ceramics MBO. In overseas business, we acted as joint bookrunner for Infosys Technologies’ global offering, and the IPO from Sistema-Hals, a major Russian real estate company.

Global Merchant Banking

Global Merchant Banking net revenue declined 79.2% quarter-on-quarter, and 88.5% year-on-year, to 9.2 billion yen. Income before income taxes fell 83.9% quarter-on-quarter, and 91.4% year-on-year, to 6.7 billion yen. Gains/losses including the impact from Terra Firma’s sale of a partial stake in an investee company were recorded in the quarter.

Asset Management

Asset Management net revenue increased 2.9% quarter-on-quarter, and 35.8% year-on-year, to 24.5 billion yen. Income before income taxes grew 9.9% quarter-on-quarter, and 94.7% year-on-year, to 12.2 billion yen. Both net revenue and income before income taxes were record highs since we began quarterly reporting. Investment trusts offering frequent distributions enjoyed strong sales. Net assets in the My Story Profit Distribution-type Fund (B Course) increased by 368.5 billion yen during the quarter, and net assets in this fund totaled 1.29 trillion yen as of the end of December. Distribution of newly-launched funds was also firm, particularly the Asia Attractive Dividend Stock Fund which has net assets of 353.6 billion yen as of the end of December. Assets under management grew by 2.6 trillion yen during the quarter to 25.6 trillion yen. Net assets in funds for bank customers grew 385.6 billion yen quarter-on-quarter, to 1.5 trillion yen, while net assets in Nomura Global 6 Assets Diversified Fund distributed through Japan Post rose 102.1 billion yen quarter-on-quarter, to 349.0 billion yen, taking a 62% share of the Japan Post market.

*	Nomura Securities
**	Source: Thomson Financial

Ends

For further information please contact:

Name	Company	Telephone
Hiroshi Imamura	Nomura Securities Co., Ltd.	81-3-3278-0591

Larry Heiman	Corporate Communications Dept.,

Nomura Group Headquarters

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 140 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

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Third quarter of fiscal year ending March 31, 2007 (1)

US GAAP Figures

	(Billions of yen)		% change	(Billions of yen)	% change
	December 31, 2006 (2006.10.1 ~ 2006.12.31) (B)	September 30, 2006 (2006.7.1 ~ 2006.9.30) (A)	(B-A)/(A)	December 31, 2005 (2005.10.1 ~ 2005.12.31) (C)	(B-C)/(C)
Net revenue	322.9	251.0	28.7	359.8	(10.2)
Non-interest expense	190.8	177.9	7.3	182.5	4.5

Income from continuing operations before income taxes	132.1	73.1	80.8	177.2	(25.5)
Income from discontinued operations before income taxes	—	—	—	9.9	—

Income before income taxes	132.1	73.1	80.8	187.1	(29.4)

Income from continuing operations	79.1	43.5	81.7	104.0	(24.0)
Gain on discontinued operation	—	—	—	2.4	—

Net income	79.1	43.5	81.7	106.5	(25.7)

Return on equity (ROE)	14.6%	8.3%	—	22.1%	—

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” income before income taxes and net income from the operations of Millennium Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations were treated as discontinued during the third quarter of the fiscal year ended March 31, 2006, in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Total of business segments

	(Billions of yen)		% change	(Billions of yen)	% change
	December 31, 2006 (2006.10.1 ~ 2006.12.31) (B)	September 30, 2006 (2006.7.1 ~ 2006.9.30) (A)	(B-A)/(A)	December 31, 2005) (2005.10.1 ~ 2005.12.31) (C)	(B-C)/(C)
Net revenue	308.7	255.7	20.7	386.4	(20.1)
Non-interest expense	164.8	158.0	4.3	154.5	6.6

Income before income taxes	143.9	97.7	47.3	231.8	(37.9)

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Third quarter of fiscal year ending March 31, 2007 (2)

(1) Net revenue

	(Billions of yen)		% change	(Billions of yen)	% change
	December 31, 2006 (2006.10.1 ~ 2006.12.31) (B)	September 30, 2006 (2006.7.1 ~ 2006.9.30) (A)	(B-A)/(A)	December 31, 2005 (2005.10.1 ~ 2005.12.31) (C)	(B-C)/(C)
Business segment information:
Domestic Retail	115.9	94.5	22.6	136.7	(15.2)
Global Markets	78.1	48.5	61.0	115.2	(32.2)
Global Investment Banking	24.1	29.7	(18.9)	35.3	(31.7)
Global Merchant Banking	9.2	44.5	(79.2)	80.1	(88.5)
Asset Management	24.5	23.9	2.9	18.1	35.8

Sub Total	251.8	241.1	4.5	385.4	(34.7)
Other	56.8	14.6	287.9	1.0	5,628.8

Net revenue	308.7	255.7	20.7	386.4	(20.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(13.1)	(4.8)	—	36.3	—
Effect of consolidation/deconsolidation of certain private equity investee companies	27.4	0.1	49,641.8	(62.9)	—

Consolidated net revenue	322.9	251.0	28.7	359.8	(10.2)

(2) Non-interest expenses

Business segment information:
Domestic Retail	69.0	66.3	4.0	62.6	10.2
Global Markets	53.9	52.1	3.6	54.3	(0.6)
Global Investment Banking	13.2	13.4	(1.9)	12.0	9.6
Global Merchant Banking	2.6	3.1	(16.4)	2.5	1.8
Asset Management	12.4	12.8	(3.2)	11.8	4.7

Sub Total	151.0	147.7	2.3	143.2	5.4
Other	13.7	10.4	32.6	11.3	21.4

Non-interest expense	164.8	158.0	4.3	154.5	6.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	26.0	19.9	31.1	28.0	(7.0)

Consolidated non-interest expenses	190.8	177.9	7.3	182.5	4.5

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	46.9	28.2	66.4	74.1	(36.7)
Global Markets	24.1	(3.6)	—	60.9	(60.4)
Global Investment Banking	10.9	16.3	(32.9)	23.3	(53.1)
Global Merchant Banking	6.7	41.5	(83.9)	77.6	(91.4)
Asset Management	12.2	11.1	9.9	6.2	94.7

Sub Total	100.8	93.4	7.9	242.1	(58.4)
Other	43.1	4.3	902.8	(10.3)	—

Income before income taxes	143.9	97.7	47.3	231.8	(37.9)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(13.1)	(4.8)	—	36.3	—
Effect of consolidation/deconsolidation of certain private equity investee companies	1.3	(19.8)	—	(90.8)	—

Income from continuing operations before income taxes	132.1	73.1	80.8	177.2	(25.5)
Income from discontinued operations before income taxes	—	—	—	9.9	—

Income before income taxes (Total of continuing operations and discontinued operation)	132.1	73.1	80.8	187.1	(29.4)

*	The major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other”.

The following table presents the major components of income/(loss) before income taxes in “Other”

	(Billions of yen)		% change	(Billions of yen)	% change
	December 31, 2006 (2006.10.1 ~ 2006.12.31) (B)	September 30, 2006 (2006.7.1 ~ 2006.9.30) (A)	(B-A)/(A)	December 31, 2005 (2005.10.1 ~ 2005.12.31) (C)	(B-C)/(C)
Net gain/loss on trading related to economic hedging transactions	(11.9)	(14.0)	—	(17.6)	—
Realized gain (loss) on investments in equity securities held for relationship purposes	13.0	4.8	172.2	(0.0)	—
Equity in earnings of affiliates	39.0	6.1	535.3	8.3	369.9
Corporate items	(5.9)	3.7	—	(3.6)	—
Others	8.9	3.7	139.4	2.6	246.1

Total	43.1	4.3	902.8	(10.3)	—

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First nine months of fiscal year ending March 31, 2007 (1)

US GAAP Figures

	(Billions of yen)		% change	(Billions of yen)
	For the nine months ended			For the year ended
	December 31, 2006 (2006.4.1 ~ 2006.12.31) (B)	December 31, 2005 (2005.4.1 ~ 2005.12.31) (A)	(B-A)/(A)	March 31, 2006 (2005.4.1 ~ 2006.3.31)
Net revenue	779.8	819.9	(4.9)	1,145.7
Non-interest expenses	541.2	501.3	8.0	700.1

Income from continuing operations before income taxes	238.6	318.6	(25.1)	445.6
Income from discontinued operations before income taxes	—	16.8	—	99.4

Income before income taxes	238.6	335.4	(28.9)	545.0

Income from continuing operations	142.7	173.8	(17.9)	256.6
Gain on discontinued operation	—	1.8	—	47.7

Net income	142.7	175.7	(18.8)	304.3

Return on equity (ROE)	8.9%	12.1%	—	15.5%

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” income before income taxes and net income from the operations of Millennium Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations were treated as discontinued during the third quarter of the fiscal year ended March 31, 2006, in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Total of business segments

	(Billions of yen)		% change	(Billions of yen)
	For the nine months ended			For the year ended
	December 31, 2006 (2006.4.1 ~ 2006.12.31) (B)	December 31, 2005 (2005.4.1 ~ 2005.12.31) (A)	(B-A)/(A)	March 31, 2006 (2005.4.1 ~ 2006.3.31)
Net revenue	774.2	777.6	(0.4)	1,059.8
Non-interest expense	478.1	426.9	12.0	607.8

Income before income taxes	296.0	350.7	(15.6)	452.0

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First nine months of fiscal year ending March 31, 2007 (2)

(1) Net revenue

	(Billions of yen)		% change	(Billions of yen)
	For the nine months ended			For the year ended
	December 31, 2006 (2006.4.1 ~ 2006.12.31) (B)	December 31, 2005 (2005.4.1 ~ 2005.12.31) (A)	(B-A)/(A)	March 31, 2006 (2005.4.1 ~ 2006.3.31)

Business segment information:
Domestic Retail	316.0	323.0	(2.2)	446.5
Global Markets	195.4	242.7	(19.5)	371.1
Global Investment Banking	72.6	68.5	5.9	99.7
Global Merchant Banking	65.9	83.7	(21.3)	68.2
Asset Management	66.0	47.4	39.3	65.8

Sub Total	716.0	765.3	(6.4)	1,051.4
Other	58.2	12.3	372.7	8.4

Net revenue	774.2	777.6	(0.4)	1,059.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(38.6)	56.5	—	59.3
Effect of consolidation/deconsolidation of certain private equity investee companies	44.2	(14.2)	—	26.5

Consolidated net revenue	779.8	819.9	(4.9)	1,145.7

(2) Non-interest expenses

Business segment information:
Domestic Retail	198.4	177.2	12.0	249.3
Global Markets	160.6	151.0	6.4	213.4
Global Investment Banking	39.8	34.0	17.2	48.1
Global Merchant Banking	7.9	7.3	8.9	12.8
Asset Management	37.6	32.5	15.6	45.2

Sub Total	444.3	401.9	10.6	568.9
Other	33.8	25.0	35.3	38.9

Non-interest expense	478.1	426.9	12.0	607.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	63.1	74.5	(15.2)	92.2

Consolidated non-interest expenses	541.2	501.3	8.0	700.1

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	117.6	145.8	(19.4)	197.2
Global Markets	34.9	91.7	(62.0)	157.7
Global Investment Banking	32.8	34.6	(5.2)	51.5
Global Merchant Banking	58.0	76.4	(24.1)	55.4
Asset Management	28.5	14.9	91.1	20.6

Sub Total	271.6	363.4	(25.3)	482.5
Other	24.4	(12.7)	—	(30.5)

Income before income taxes	296.0	350.7	(15.6)	452.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(38.6)	56.5	—	59.3
Effect of consolidation/deconsolidation of certain private equity investee companies	(18.9)	(88.7)	—	(65.7)

Income from continuing operations before income taxes	238.6	318.6	(25.1)	445.6
Income from discontinued operations before income taxes	—	16.8	—	99.4

Income before income taxes (Total of continuing operations and discontinued operation)	238.6	335.4	(28.9)	545.0

*	The major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other”.

The following table presents the major components of income/(loss) before income taxes in “Other”

	(Billions of yen)		% change	(Billions of yen)
	For the nine months ended			For the year ended
	December 31, 2006 (2006.4.1 ~ 2006.12.31) (B)	December 31, 2005 (2005.4.1 ~ 2005.12.31) (A)	(B-A)/(A)	March 31, 2006 (2005.4.1 ~ 2006.3.31)
Net gain/loss on trading related to economic hedging transactions	(37.3)	(28.8)	—	(64.8)
Realized gain on investments in equity securities held for relationship purposes	17.9	8.1	120.8	8.4
Equity in earnings of affiliates	48.4	14.0	246.3	27.8
Corporate items	(9.4)	(6.8)	—	(7.4)
Others	4.8	0.9	426.8	5.4

Total	24.4	(12.7)	—	(30.5)

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1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2007 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Financial Highlights - Nine months ended December 31, 2006

Date:	January 29, 2007

Company name (code number):	Nomura Holdings, Inc. (8604)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Tomoyuki Funabiki
Managing Director, Investor Relations Department, Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
URL http://www.nomura.com

(1) Operating Results

	For the nine months ended December 31		For the year ended March 31
	2006	2005	2006
	(Yen amounts in millions, except per share data)
Total revenue	1,460,480	1,288,451	1,792,840
Change from the nine months ended December 31, 2005	13.4%

Net revenue	779,823	819,930	1,145,650
Change from the nine months ended December 31, 2005	(4.9)%

Income from continuing operations before income taxes	238,599	318,613	445,600
Change from the nine months ended December 31, 2005	(25.1)%

Income from discontinued operations before income taxes	—	16,808	99,413
Change from the nine months ended December 31, 2005	—

Net income	142,742	175,694	304,328
Change from the nine months ended December 31, 2005	(18.8)%

Basic net income per share	74.90	91.68	159.02
Diluted net income per share	74.72	91.50	158.78
Return on shareholders’ equity (ROE)	8.9	12.1	15.5

Note:

1.	The results of discontinued operations have been removed from the results of continuing operations.
2.	Net income is comprised of Income from continuing operations and Gain on discontinued operations.

(2) Financial Position

	At December 31		At March 31
	2006	2005	2006
	(Yen amounts in millions, except per share data)
Total assets	36,926,029	36,120,261	35,026,035
Shareholders’ equity	2,209,801	1,990,327	2,063,327
Shareholders’ equity as a percentage of total assets	6.0	5.5	5.9
Shareholders’ equity per share	1,159.18	1,045.06	1,083.19

(3) Adoption of simple method in recognition method: None

(4) Difference in recognition method with latest fiscal year: Yes

(5) Scope of consolidation and equity method application

Number of consolidated subsidiaries and variable interest entities: 235

Number of affiliated companies, which were accounted for by the equity method: 35

(6) Movement in the scope of consolidation and equity method application for this period

Number of consolidation	Inclusion 83	Exclusion 27
Number of equity method application	Inclusion 24	Exclusion 3

(7) Cash Dividends

Record date: December 31, 2006             8.0 Yen per share for the three months ended December 31, 2006

Note: Payment date             March 1, 2007

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist various uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, releases its results on a more frequent quarterly basis, and does not present earnings forecasts.

Financial Summary for the Nine Months Ended December 31, 2006

Results of Operations

US GAAP Figures

	Billions of yen		% Change	Billions of yen
	For the nine months ended		(%)	For the year ended
	December 31, 2006 (2006.4.1~ 2006.12.31) (A)	December 31, 2005 (2005.4.1~ 2005.12.31) (B)	(A-B)/(B)	March 31, 2006 (2005.4.1~ 2006.3.31)
Net revenue	779.8	819.9	(4.9)	1,145.7
Non-interest expenses	541.2	501.3	8.0	700.1

Income from continuing operations before income taxes	238.6	318.6	(25.1)	445.6
Income from discontinued operations before income taxes	—	16.8	—	99.4

Income before income taxes	238.6	335.4	(28.9)	545.0

Income from continuing operations	142.7	173.8	(17.9)	256.6
Gain on discontinued operation	—	1.8	—	47.7

Net income	142.7	175.7	(18.8)	304.3

Return on equity (ROE)	8.9%	12.1%	—	15.5%

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” income before income taxes and net income from the operations of Millennium Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations became treated as discontinued during the third quarter) are separately reported as income from discontinued operations. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 779.8 billion yen for the nine months ended December 31, 2006, a decrease of 4.9% from the same period last year, and non-interest expenses of 541.2 billion yen, a 8.0% year-on-year increase. Income before income taxes (total of continuing operations and discontinued operations) decreased 28.9% to 238.6 billion yen, while net income (total of continuing operations and discontinued operations) decreased 18.8% to 142.7 billion yen. As a result, ROE for the nine month period was 8.9%.

Total of business segments

	Billions of yen		% Change	Billions of yen
	For the nine months ended		(%)	For the year ended
	December 31, 2006 (2006.4.1~ 2006.12.31) (A)	December 31, 2005 (2005.4.1~ 2005.12.31) (B)	(A-B)/(B)	March 31, 2006 (2005.4.1~ 2006.3.31)
Net revenue	774.2	777.6	(0.4)	1,059.8
Non-interest expenses	478.1	426.9	12.0	607.8

Income before income taxes	296.0	350.7	(15.6)	452.0

Nomura engages in private equity investing through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information includes the effect of consolidation/deconsolidation of certain private equity investee companies. Business segment totals exclude these effects as well as gain (loss) on investments in equity securities held for relationship purposes. Net revenue of business segments for the nine months ended December 31, 2006, decreased 0.4% year-on-year to 774.2 billion yen. Non-interest expenses increased 12.0% year-on-year to 478.1 billion yen, and income before income taxes fell 15.6% year-on-year to 296.0 billion yen. Please refer to page 23 for an explanation of the differences between US GAAP and business segment values.

Income (loss) before income taxes by business segment

	Billions of yen		% Change	Billions of yen
	For the nine months ended		(%)	For the year ended
	December 31, 2006 (2006.4.1~ 2006.12.31) (A)	December 31, 2005 (2005.4.1~ 2005.12.31) (B)	(A-B)/(B)	March 31, 2006 (2005.4.1~ 2006.3.31)
Domestic Retail	117.6	145.8	(19.4)	197.2
Global Markets	34.9	91.7	(62.0)	157.7
Global Investment Banking	32.8	34.6	(5.2)	51.5
Global Merchant Banking	58.0	76.4	(24.1)	55.4
Asset Management	28.5	14.9	91.1	20.6

Sub Total	271.6	363.4	(25.3)	482.5
Other	24.4	(12.7)	—	(30.5)

Income before income taxes	296.0	350.7	(15.6)	452.0

*	In January 2006, certain functions of Other business were integrated to Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

In Domestic Retail, income before income taxes decreased 19.4% from the same period last year to 117.6 billion yen, as the overall decline in equity transaction value from individual investors led to a drop in retail stock brokerage commissions. Meanwhile, In line with the increasingly diverse range we bolstered our proposal and consulting services for customers and expanded our product offering, leading to strong sales of investment trusts. As a result, commissions for distribution of investment trusts increased. In addition, investment trust administrative fees grew in conjunction with the growth of assets in stock investment trusts.

In Global Markets, income before income taxes declined 62.0% from the prior year to 34.9 billion yen. Fixed Income saw a decline in derivative trading revenue due to changes in the interest rate and foreign exchange markets. In Equity, trading revenue fell as a result of the decline in MPO transactions and block trades.

In Global Investment Banking, income before income taxes decreased by 5.2% compared to the previous year to 32.8 billion yen. Our equity underwriting business was strong as, underpinned by increased corporate activity, we acted as lead manager on a number of major equity financing deals. Our M&A business also remained firm.

In Global Merchant Banking, income before income taxes dropped 24.1% compared to the previous year to 58.0 billion yen. Primary contributors to revenue during the period included the partial sale of Terra Firma investee companies and realized and unrealized gains from the partial sale of our stake in Tungaloy, an investee company of Nomura Principal Finance.

In Asset Management, income before income taxes increased 91.1% from the prior year period to 28.5 billion yen. In addition to the posting of a gain on the sale of our stake in a group company during the second quarter, increased asset management fees as a result of growth in assets under management led to profit growth. Diversification of distribution channels and an expanded product lineup resulted in growth of both public and privately-offered funds, while the investment advisory business showed firm growth, primarily led by fund management needs from overseas.

Other income before income taxes was 24.4 billion yen. Total income before income taxes for all business segments decreased 15.6% from the prior year to 296.0 billion yen.

Financial Position

Total assets as of December 31, 2006, were 36.9 trillion yen, an increase of 1.9 trillion yen compared to March 31, 2006, reflecting an increase in collateralized agreements, trading assets and private equity investments. Total liabilities as of December 31, 2006, were 34.7 trillion yen, an increase of 1.8 trillion yen compared to March 31, 2006, due to an increase in collateralized financing and long-term borrowings. Total shareholders’ equity at December 31, 2006, was 2.2 trillion yen, an increase of 146.5 billion yen compared to March 31, 2006, due to an increase in retained earnings and cumulative translation adjustments.

Cash and cash equivalents as of December 31, 2006, decreased by 692.4 billion yen compared to March 31, 2006. Net cash used in operating activities amounted to 1.6 trillion yen due to a decrease in other secured borrowings balance. Net cash used in investing activities was 73.9 billion yen, due to the purchase of office buildings, land, equipment and facilities. Net cash provided by financing activities was 925.8 billion yen as a result of an increase in long-term borrowings.

Financial Summary for the Three Months Ended December 31, 2006

Results of Operations

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	December 31, 2006 (2006.10.1~ 2006.12.31) (A)	September 30, 2006 (2006.7.1~ 2006.9.30) (B)	(A-B)/(B)	December 31, 2005 (2005.10.1~ 2005.12.31) (C)	(A-C)/(C)
Net revenue	322.9	251.0	28.7	359.8	(10.2)
Non-interest expenses	190.8	177.9	7.3	182.5	4.5

Income from continuing operations before income taxes	132.1	73.1	80.8	177.2	(25.5)
Income from discontinued operations before income taxes	—	—	—	9.9	—

Income before income taxes	132.1	73.1	80.8	187.1	(29.4)

Income from continuing operations	79.1	43.5	81.7	104.0	(24.0)
Gain on discontinued operations	—	—	—	2.4	—

Net income	79.1	43.5	81.7	106.5	(25.7)

Return on equity (ROE)	14.6%	8.3%	—	22.1%	—

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” income before income taxes and net income from the operations of Millennium Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations were treated as discontinued during the third quarter of the fiscal year ended March 31, 2006, in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Nomura reported net revenue of 322.9 billion yen for the three months ended December 31, 2006, a 28.7% increase from the previous quarter and a 10.2% decline compared to the prior-year third quarter. Non-interest expenses increased 7.3% from the previous quarter and increased 4.5% compared to the prior-year third quarter to 190.8 billion yen. Income before income taxes (total of continuing operations and discontinued operations) of 132.1 billion yen was up 80.8% from the previous quarter and down 29.4% compared to the third quarter last year, while net income (total of continuing operations and discontinued operations) increased 81.7% from the previous quarter and decreased 25.7% compared to the prior-year third quarter to 79.1 billion yen. ROE for the quarter was 14.6%.

Total of business segments

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	December 31, 2006 (2006.10.1~ 2006.12.31) (A)	September 30, 2006 (2006.7.1~ 2006.9.30) (B)	(A-B)/(B)	December 31, 2005 (2005.10.1~ 2005.12.31) (C)	(A-C)/(C)
Net revenue	308.7	255.7	20.7	386.4	(20.1)
Non-interest expenses	164.8	158.0	4.3	154.5	6.6

Income before income taxes	143.9	97.7	47.3	231.8	(37.9)

Nomura engages in private equity investing through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information includes the effect of consolidation/deconsolidation of certain private equity investee companies. Business segment totals exclude these effects as well as gain (loss) on investments in equity securities held for relationship purposes.

Net revenue of business segments for the three months ended December 31, 2006, was 308.7 billion yen, a 20.7% increase from the prior quarter and 20.1% decrease compared to the same period last year. Non-interest expenses increased 4.3% from the previous quarter and increased 6.6% compared to the prior-year third quarter to 164.8 billion yen. Income before income taxes increased 47.3% from the previous quarter and decreased 37.9% compared to the prior-year third quarter to 143.9 billion yen. Please refer to page 23 for an explanation of the differences between US GAAP and business segment values.

Income (loss) before income taxes by business segments

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	December 31, 2006 (2006.10.1~ 2006.12.31) (A)	September 30, 2006 (2006.7.1~ 2006.9.30) (B)	(A-B)/(B)	December 31, 2005 (2005.10.1~ 2005.12.31) (C)	(A-C)/(C)
Domestic Retail	46.9	28.2	66.4	74.1	(36.7)
Global Markets	24.1	(3.6)	—	60.9	(60.4)
Global Investment Banking	10.9	16.3	(32.9)	23.3	(53.1)
Global Merchant Banking	6.7	41.5	(83.9)	77.6	(91.4)
Asset Management	12.2	11.1	9.9	6.2	94.7

Sub Total	100.8	93.4	7.9	242.1	(58.4)
Other	43.1	4.3	902.8	(10.3)	—

Income before income taxes	143.9	97.7	47.3	231.8	(37.9)

*	In January 2006, certain functions of Other business were integrated to Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Third quarter income before income taxes were 46.9 billion yen for Domestic Retail, up 66.4% from the second quarter and down 36.7% from the same period last year; 24.1 billion yen from Global Markets, up 27.7 billion yen from the second quarter and down 60.4% from the same period last year; and 12.2 billion yen from Asset Management, up 9.9% from the second quarter and 94.7% from the same period last year.

Meanwhile, Global Investment Banking had income before income taxes of 10.9 billion yen, a 32.9% decline from the previous quarter and 53.1% drop compared to the prior-year third quarter, and Global Merchant Banking had income before income taxes of 6.7 billion yen, a 83.9% decline from the second quarter, and a 91.4% drop from the third quarter of the previous year.

Other income before income taxes was 43.1 billion yen. Total income before income taxes for all business segments was 143.9 billion yen, up 47.3% from the prior quarter and down 37.9% from the prior-year third quarter.

Business Segment Results for the Three Months Ended December 31, 2006

Operating Results of Domestic Retail

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2006 (2006.10.1 ~ 2006.12.31) (A)	September 30, 2006 (2006.7.1 ~ 2006.9.30) (B)	(A-B)/(B)
Net revenue	115.9	94.5	22.6
Non-interest expenses	69.0	66.3	4.0

Income before income taxes	46.9	28.2	66.4

Net revenue increased 22.6% from the previous quarter to 115.9 billion yen. Non-interest expenses increased 4.0% to 69.0 billion yen. Income before income taxes was 46.9 billion yen, up 66.4% compared to the prior quarter.

Commissions for distribution of investment trusts were a record high since we began reporting earnings on a quarterly basis under US GAAP in the fiscal year ended March 2002. This was the result of strong sales of existing investment trusts offering frequent distributions as well as newly launched funds. Retail stock brokerage commissions also increased, supported by a firm market environment.

Domestic Client Assets* totaled 81.5 trillion yen as of December 31, 2006, a 3.8 trillion yen increase from the end of September 2006.

*	Domestic Client Assets refers to the sum of assets under custody in the Domestic Retail segment (including regional financial institutions) and the Financial Management Division.

Operating Results of Global Markets

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2006 (2006.10.1 ~ 2006.12.31) (A)	September 30, 2006 (2006.7.1 ~ 2006.9.30) (B)	(A-B)/(B)
Net revenue	78.1	48.5	61.0
Non-interest expenses	53.9	52.1	3.6

Income before income taxes	24.1	(3.6)	—

Net revenue increased 61.0% from the previous quarter to 78.1 billion yen. Non-interest expenses rose 3.6% to 53.9 billion yen. Income before income taxes was 24.1 billion yen.

In Fixed Income, derivative trading revenue increased in conjunction with factors such as the recovery in sales of interest rate and currency-linked structured bonds. In Equity, trading revenue from MPO transactions and block trades remained weak.

Operating Results of Global Investment Banking

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2006 (2006.10.1~ 2006.12.31) (A)	September 30, 2006 (2006.7.1~ 2006.9.30) (B)	(A-B)/(B)
Net revenue	24.1	29.7	(18.9)
Non-interest expenses	13.2	13.4	(1.9)

Income before income taxes	10.9	16.3	(32.9)

Net revenue decreased 18.9% from the previous quarter to 24.1 billion yen. Non-interest expenses decreased 1.9% to 13.2 billion yen, while income before income taxes decreased 32.9% to 10.9 billion yen.

During the quarter we acted as lead manager for several large deals, including issues from Aeon, Toyota Motor, and Sharp. In M&A, we were financial adviser on such deals as the consolidation of Sumitomo Corporation’s lease businesses, and the Toshiba Ceramics MBO. In overseas business, we acted as joint bookrunner for Infosys Technologies’ global offering, and an IPO from Sistema-Hals, a major Russian real estate company.

We topped the Equity and Equity-Related (Japan) league table* for the calendar year 2006.

*	Source: Thomson Financial

Operating Results of Global Merchant Banking

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2006 (2006.10.1~ 2006.12.31) (A)	September 30, 2006 (2006.7.1~ 2006.9.30) (B)	(A-B)/(B)
Net revenue	9.2	44.5	(79.2)
Non-interest expenses	2.6	3.1	(16.4)

Income before income taxes	6.7	41.5	(83.9)

Net revenue decreased 79.2% compared to the previous quarter to 9.2 billion yen, while non-interest expenses decreased 16.4% to 2.6 billion yen. Income before income taxes fell by 83.9% from the previous quarter to 6.7 billion yen.

Gains/losses including the impact from Terra Firma’s sale of a partial stake in an investee company were recorded in the quarter.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2006 (2006.10.1 ~ 2006.12.31) (A)	September 30, 2006 (2006.7.1 ~ 2006.9.30) (B)	(A-B)/(B)
Net revenue	24.5	23.9	2.9
Non-interest expenses	12.4	12.8	(3.2)

Income before income taxes	12.2	11.1	9.9

Net revenue increased 2.9% from the previous quarter to 24.5 billion yen, while non-interest expenses decreased 3.2% to 12.4 billion yen. Income before income taxes increased 9.9% to 12.2 billion yen.

Assets under management increased during the quarter, continuing to contribute to the growth in profits. The posting of both calendar year-end performance fees and unrealized gains from seed money for new product development helped boost profits as well. Investment trust sales remained strong in the quarter. Sales of the My Story Profit Distribution-type Fund (B Course), funds distributed through banks, particularly those offering frequent distributions, and the Nomura Global 6 Assets Diversified Fund being distributed through Japan Post all continued their strong pace of sales. The Asia Attractive Dividend Stock Fund launched during the quarter and other newly-launched funds also enjoyed strong sales.

Total assets under management for the Asset Management division stood at 25.6 trillion yen at the end of December, a 2.6 trillion yen increase from the end of September.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2006 (2006.10.1 ~ 2006.12.31) (A)	September 30, 2006 (2006.7.1 ~ 2006.9.30) (B)	(A-B)/(B)
Net revenue	56.8	14.6	287.9
Non-interest expenses	13.7	10.4	32.6

Income(loss) before income taxes	43.1	4.3	902.8

Income before income taxes was 43.1 billion yen for the three months ended December 31, 2006, mainly related to the IPO of Nomura Real Estate Holdings. (Please refer to page 19 for details.)

Non-interest Expenses (Segment Total)

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2006 (2006.10.1 ~ 2006.12.31) (A)	September 30, 2006 (2006.7.1 ~ 2006.9.30) (B)	(A-B)/(B)
Compensation and benefits	82.8	75.2	10.0
Commissions and floor brokerage	11.8	10.1	16.2
Information processing and communications	27.2	27.3	(0.6)
Occupancy and related depreciation	13.5	12.9	5.3
Business development expenses	8.4	9.2	(8.2)
Other	21.1	23.3	(9.4)

Non-Interest Expenses	164.8	158.0	4.3

Business segment non-interest expenses increased 4.3% from the previous quarter to 164.8 billion yen. With the growth in earnings, compensation and benefits rose 10.0% to 82.8 billion yen.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Millions of yen
	For the nine months ended			For the year ended
	December 31, 2006 (A)	December 31, 2005 (B)	(A-B)/(B)	March 31, 2006
Revenue:
Commissions	229,832	238,837	(3.8)	356,325
Fees from investment banking	73,569	67,356	9.2	108,819
Asset management and portfolio service fees	101,938	70,480	44.6	102,667
Net gain on trading	192,464	205,227	(6.2)	304,223
Gain (loss) on private equity investments	47,519	7,372	544.6	12,328
Interest and dividends	703,099	532,410	32.1	693,813
(Loss) gain on investments in equity securities	(20,707)	64,623	—	67,702
Private equity entities product sales	71,483	70,396	1.5	88,210
Other	61,283	31,750	93.0	58,753

Total revenue	1,460,480	1,288,451	13.4	1,792,840
Interest expense	680,657	468,521	45.3	647,190

Net revenue	779,823	819,930	(4.9)	1,145,650

Non-interest expenses :
Compensation and benefits	248,507	234,280	6.1	325,431
Commissions and floor brokerage	32,594	23,268	40.1	32,931
Information processing and communications	77,897	62,197	25.2	89,600
Occupancy and related depreciation	42,781	39,885	7.3	55,049
Business development expenses	26,892	22,555	19.2	32,790
Private equity entities cost of goods sold	40,625	41,720	(2.6)	48,802
Other	71,928	77,412	(7.1)	115,447

	541,224	501,317	8.0	700,050

Income from continuing operations before income taxes	238,599	318,613	(25.1)	445,600
Income tax expense	95,857	144,767	(33.8)	188,972

Income from continuing operations	142,742	173,846	(17.9)	256,628

Discontinued operations
Income from discontinued operations before income taxes (including gain on disposal of ¥ 74,852 million in the year ended March 31, 2006)	—	16,808	—	99,413
Income tax expense	—	14,960	—	51,713

Gain on discontinued operations	—	1,848	—	47,700

Net income	142,742	175,694	(18.8)	304,328

	Yen		% Change	Yen
Per share of common stock:

Basic-
Income from continuing operations	74.90	90.72	(17.4)	134.10
Gain on discontinued operations	—	0.96	—	24.92

Net income	74.90	91.68	(18.3)	159.02

Diluted-
Income from continuing operations	74.72	90.54	(17.5)	133.89
Gain on discontinued operations	—	0.96	—	24.89

Net income	74.72	91.50	(18.3)	158.78

Note:

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” income from discontinued operations are separately reported.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	December 31, 2006	March 31, 2006	December 31, 2005
ASSETS
Cash and cash deposits:
Cash and cash equivalents	299,516	991,961	1,039,173
Time deposits	616,723	518,111	412,246
Deposits with stock exchanges and other segregated cash	116,306	45,564	51,281

	1,032,545	1,555,636	1,502,700

Loans and receivables:
Loans receivable	1,003,425	682,824	687,976
Receivables from customers	37,809	26,810	22,418
Receivables from other than customers	606,655	656,925	1,138,970
Allowance for doubtful accounts	(2,390)	(2,878)	(2,873)

	1,645,499	1,363,681	1,846,491

Collateralized agreements:
Securities purchased under agreements to resell	9,258,984	8,278,834	8,315,317
Securities borrowed	8,559,044	8,748,973	7,380,351

	17,818,028	17,027,807	15,695,668

Trading assets and private equity investments*:
Securities inventory	13,594,049	12,739,805	13,928,822
Derivative contracts	746,184	592,360	485,910
Private equity investments	364,873	365,276	358,168

	14,705,106	13,697,441	14,772,900

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥241,555 million at December 31, 2006, ¥211,521 million at March 31, 2006 and ¥203,995 million at December 31, 2005, respectively)	364,902	330,964	304,197
Lease deposits	39,554	47,582	47,713
Non-trading debt securities*	219,510	220,593	278,482
Investments in equity securities*	194,408	219,486	228,820
Investments in and advances to affiliated companies*	326,407	223,912	214,209
Deferred tax assets	117,134	145,024	108,211
Assets of discontinued operations	—	—	952,977
Other	462,936	193,909	167,893

	1,724,851	1,381,470	2,302,502

Total assets	36,926,029	35,026,035	36,120,261

*	Including securities pledged as collateral

Note:

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” assets and liabilities of discontinued operations are separately reported.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	December 31, 2006	March 31, 2006	December 31, 2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	795,315	691,759	1,125,954

Payables and deposits:
Payables to customers	326,466	247,511	259,752
Payables to other than customers	586,489	619,271	422,566
Time and other deposits received	370,844	372,949	341,678

	1,283,799	1,239,731	1,023,996

Collateralized financing:
Securities sold under agreements to repurchase	13,755,752	10,773,589	11,011,537
Securities loaned	6,120,512	6,486,798	5,751,628
Other secured borrowings	1,404,997	3,002,625	3,266,244

	21,281,261	20,263,012	20,029,409

Trading liabilities:
Securities sold but not yet purchased	5,271,415	5,880,919	6,659,690
Derivative contracts	834,943	646,708	643,390

	6,106,358	6,527,627	7,303,080

Other liabilities:
Accrued income taxes	15,263	188,770	79,354
Accrued pension and severance costs	65,157	65,041	78,757
Liabilities of discontinued operations	—	—	900,703
Other	557,905	388,169	337,857

	638,325	641,980	1,396,671

Long-term borrowings	4,611,170	3,598,599	3,250,824

Total liabilities	34,716,228	32,962,708	34,129,934

Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 1,965,919,860 shares at December 31, 2006, March 31, 2006, and December 31, 2005	182,800	182,800	182,800

Additional paid-in capital	163,769	159,527	158,511

Retained earnings	1,916,033	1,819,037	1,758,978

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment	(14,103)	(14,096)	(23,102)
Cumulative translation adjustments	42,190	(1,129)	(3,584)

	28,087	(15,225)	(26,686)

	2,290,689	2,146,139	2,073,603
Less-Common stock held in treasury, at cost -
59,576,072 shares, 61,055,664 shares, and 61,416,627 shares at December 31, 2006, at March 31, 2006 and December 31, 2005, respectively	(80,888)	(82,812)	(83,276)

Total shareholders’ equity	2,209,801	2,063,327	1,990,327

Total liabilities and shareholders’ equity	36,926,029	35,026,035	36,120,261

Note:

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” assets and liabilities of discontinued operations are separately reported.

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen
	For the nine months ended		For the year ended
	December 31, 2006	December 31, 2005	March 31, 2006
Cash flows from operating activities from continuing operations:
Income from continuing operations	142,742	173,846	256,628
Adjustments to reconcile income from continuing operations to net cash (used in) provided by operating activities from continuing operations
Depreciation and amortization	37,127	30,716	42,812
Loss (gain) on investments in equity securities	20,707	(64,623)	(67,702)
Changes in operating assets and liabilities:
Time deposits	(44,830)	19,983	(81,193)
Deposits with stock exchanges and other segregated cash	(67,373)	(5,945)	(440)
Trading assets and private equity investments	(378,496)	1,243,160	2,302,636
Trading liabilities	(782,289)	1,850,274	1,084,026
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,902,353	(2,904,913)	(3,107,197)
Securities borrowed, net of securities loaned	(154,197)	(135,429)	(761,584)
Other secured borrowings	(1,597,629)	(152,948)	(416,566)
Loans and receivables, net of allowance	(98,927)	(576,397)	(75,773)
Payables and deposits received	(89,331)	15,267	157,956
Other, net	(443,500)	45,204	100,070

Net cash used in operating activities from continuing operations	(1,553,643)	(461,805)	(566,327)

Cash flows from investing activities from continuing operations:
Payments for purchases of office buildings, land, equipment and facilities	(52,953)	(41,308)	(83,983)
Proceeds from sales of office buildings, land, equipment and facilities	764	508	1,557
Payments for purchases of investments in equity securities	(8,611)	(2,125)	(2,126)
Proceeds from sales of investments in equity securities	24,898	9,810	10,523
(Increase) decrease in non-trading debt securities, net	(2,041)	2,693	56,824
Other, net	(35,922)	30,375	44,644

Net cash (used in) provided by investing activities from continuing operations	(73,865)	(47)	27,439

Cash flows from financing activities from continuing operations:
Increase in long-term borrowings	1,930,239	1,026,984	1,656,317
Decrease in long-term borrowings	(1,000,007)	(646,670)	(943,086)
Increase in short-term borrowings, net	93,500	604,341	175,910
Proceeds from sales of common stock	1,303	212	871
Payments for repurchases of common stock	(134)	(49,455)	(49,507)
Payments for cash dividends	(99,135)	(42,290)	(42,290)

Net cash provided by financing activities from continuing operations	925,766	893,122	798,215

Effect of exchange rate changes on cash and cash equivalents	9,297	22,788	16,419
Discontinued operations, net	—	—	131,100

Net (decrease) increase in cash and cash equivalents	(692,445)	454,058	406,846
Cash and cash equivalents at beginning of the period	991,961	585,115	585,115

Cash and cash equivalents at end of the period	299,516	1,039,173	991,961

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1.	Accounting policies:

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the footnotes of Nomura Holdings, Inc.’s Annual Securities Report (the Annual Report filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan) and Form 20-F (the Annual Report filed with the U.S. Securities and Exchange Commission) for the year ended March 31, 2006.

Nomura early adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” in the three months ended June 30, 2006.

2.	Comprehensive income:

	Millions of yen
	For the nine months ended		For the year ended
	December 31, 2006	December 31, 2005	March 31, 2006
Net income	142,742	175,694	304,328

Other comprehensive income (loss), net of tax:
Change in cumulative translation adjustments	43,319	14,499	16,954
Minimum pension liability adjustment during the period	(7)	1,543	10,549

Total other comprehensive income (loss), net of tax	43,312	16,042	27,503

Comprehensive income	186,054	191,736	331,831

3.	Segment Information-Operating segment:

The following table shows business segment information and reconciliation items to the consolidated income statement information.

(1)	Net revenue

	Millions of yen		% Change	Millions of yen
	For the nine months ended			For the year ended
	December 31, 2006 (A)	December 31, 2005 (B)	(A-B)/(B)	March 31, 2006
Business segment information:
Domestic Retail	316,009	322,978	(2.2)	446,535
Global Markets	195,442	242,674	(19.5)	371,108
Global Investment Banking	72,584	68,524	5.9	99,666
Global Merchant Banking	65,913	83,720	(21.3)	68,244
Asset Management	66,033	47,403	39.3	65,843

Sub Total	715,981	765,299	(6.4)	1,051,396
Other	58,178	12,308	372.7	8,403

Net revenue	774,159	777,607	(0.4)	1,059,799

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(38,558)	56,539	—	59,320
Effect of consolidation/deconsolidation of certain private equity investee companies	44,222	(14,216)	—	26,531

Consolidated net revenue	779,823	819,930	(4.9)	1,145,650

(2) Non-interest expense
Business segment information:
Domestic Retail	198,429	177,164	12.0	249,330
Global Markets	160,576	150,958	6.4	213,387
Global Investment Banking	39,817	33,966	17.2	48,127
Global Merchant Banking	7,939	7,292	8.9	12,809
Asset Management	37,582	32,514	15.6	45,220

Sub Total	444,343	401,894	10.6	568,873
Other	33,776	24,966	35.3	38,934

Non-interest expense	478,119	426,860	12.0	607,807

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	63,105	74,457	(15.2)	92,243

Consolidated non-interest expenses	541,224	501,317	8.0	700,050

(3) Income (loss) before income taxes
Business segment information:
Domestic Retail	117,580	145,814	(19.4)	197,205
Global Markets	34,866	91,716	(62.0)	157,721
Global Investment Banking	32,767	34,558	(5.2)	51,539
Global Merchant Banking	57,974	76,428	(24.1)	55,435
Asset Management	28,451	14,889	91.1	20,623

Sub Total	271,638	363,405	(25.3)	482,523
Other *	24,402	(12,658)	—	(30,531)

Income before income taxes	296,040	350,747	(15.6)	451,992

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(38,558)	56,539	—	59,320
Effect of consolidation/deconsolidation of certain private equity investee companies	(18,883)	(88,673)	—	(65,712)

Income from continuing operations before income taxes	238,599	318,613	(25.1)	445,600
Income from discontinued operations before income taxes	—	16,808	—	99,413

Income before income taxes (Total of continuing operations and discontinued operation)	238,599	335,421	(28.9)	545,013

*	The major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen		% Change	Millions of yen
	For the nine months ended			For the year ended
	December 31, 2006 (A)	December 31, 2005 (B)	(A-B)/(B)	March 31, 2006
Net gain/loss on trading related to economic hedging transactions	(37,283)	(28,806)	—	(64,761)
Realized gain on investments in equity securities held for relationship purposes	17,851	8,084	120.8	8,382
Equity in earnings of affiliates	48,428	13,984	246.3	27,842
Corporate items	(9,356)	(6,824)	—	(7,443)
Others	4,762	904	426.8	5,449

Total	24,402	(12,658)	—	(30,531)

Supplemental Consolidated Financial Information

(Unaudited)

This supplemental information (Unaudited) contains the following items.

•	Quarterly Results - Consolidated Income Statement

•	Quarterly Results - Business Segment

•	Commissions/fees received and Net gain on trading

•	Consolidated Income Statement Information

•	Business segment information

•	Reconciliation items of the business segment information to the consolidated income statement information

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen							% Change
	For the three months ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006(A)	December 31, 2006(B)	(B-A)/(A)
Revenue:
Commissions	55,152	77,498	106,187	117,488	79,579	66,063	84,190	27.4
Fees from investment banking	14,719	24,068	28,569	41,463	14,351	26,901	32,317	20.1
Asset management and portfolio service fees	19,942	24,949	25,589	32,187	29,732	35,476	36,730	3.5
Net gain on trading	70,802	43,847	90,578	98,996	55,770	47,542	89,152	87.5
(Loss) gain on private equity investments	(2,490)	2,247	7,615	4,956	9,784	27,511	10,224	(62.8)
Interest and dividends	132,914	183,334	216,162	161,403	207,860	232,311	262,928	13.2
(Loss) gain on investments in equity securities	(2,825)	31,199	36,249	3,079	(20,509)	(44)	(154)	—
Private equity entities product sales	24,520	21,960	23,916	17,814	20,985	21,720	28,778	32.5
Other	6,900	5,735	19,115	27,003	4,178	11,734	45,371	286.7

Total revenue	319,634	414,837	553,980	504,389	401,730	469,214	589,536	25.6
Interest expense	132,101	142,220	194,200	178,669	195,796	218,236	266,625	22.2

Net revenue	187,533	272,617	359,780	325,720	205,934	250,978	322,911	28.7

Non-interest expenses:
Compensation and benefits	72,612	73,792	87,876	91,151	82,768	79,060	86,679	9.6
Commissions and floor brokerage	5,915	8,881	8,472	9,663	10,255	10,335	12,004	16.1
Information processing and communications	20,621	20,624	20,952	27,403	23,167	27,434	27,296	(0.5)
Occupancy and related depreciation	12,518	13,971	13,396	15,164	14,442	13,743	14,596	6.2
Business development expenses	6,766	8,167	7,622	10,235	7,848	9,810	9,234	(5.9)
Private equity entities cost of goods sold	14,999	13,009	13,712	7,082	11,365	11,843	17,417	47.1
Other	25,004	21,903	30,505	38,035	22,685	25,666	23,577	(8.1)

	158,435	160,347	182,535	198,733	172,530	177,891	190,803	7.3

Income from continuing operations before income taxes	29,098	112,270	177,245	126,987	33,404	73,087	132,108	80.8
Income tax expense	19,966	51,600	73,201	44,205	13,266	29,560	53,031	79.4

Income from continuing operations	9,132	60,670	104,044	82,782	20,138	43,527	79,077	81.7

Discontinued operations
Income from discontinued operations before income taxes	1,606	5,339	9,863	82,605	—	—	—	—
Income tax expense	2,417	5,128	7,415	36,753	—	—	—	—

(Loss) gain on discontinued operations	(811)	211	2,448	45,852	—	—	—	—

Net income	8,321	60,881	106,492	128,634	20,138	43,527	79,077	81.7

	Yen							% Change
Per share of common stock:
Basic-
Net income	4.30	31.89	55.92	67.54	10.52	22.84	41.48	81.6

Diluted-
Net income	4.30	31.83	55.80	67.42	10.50	22.78	41.38	81.7

Note: Reclassifications -

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” income from discontinued operations are separately reported.

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

Business Segment Information - Quarterly Results

The following table shows quarterly business segment information and reconciliation items to the consolidated income statement.

(1)	Net revenue

	Millions of yen							% Change
	For the three months ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006 (A)	December 31, 2006 (B)	(B-A)/(A)
Business segment information:
Domestic Retail	84,812	101,434	136,732	123,557	105,609	94,518	115,882	22.6
Global Markets	49,759	77,740	115,175	128,434	68,899	48,475	78,068	61.0
Global Investment Banking	12,785	20,453	35,286	31,142	18,808	29,688	24,088	(18.9)
Global Merchant Banking	(3,267)	6,875	80,112	(15,476)	12,123	44,541	9,249	(79.2)
Asset Management	13,968	15,363	18,072	18,440	17,636	23,854	24,543	2.9

Sub Total	158,057	221,865	385,377	286,097	223,075	241,076	251,830	4.5
Other	13,382	(2,066)	992	(3,905)	(13,301)	14,649	56,830	287.9

Net revenue	171,439	219,799	386,369	282,192	209,774	255,725	308,660	20.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(10,993)	31,266	36,266	2,781	(20,649)	(4,802)	(13,107)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	27,087	21,552	(62,855)	40,747	16,809	55	27,358	49,641.8

Consolidated net revenue	187,533	272,617	359,780	325,720	205,934	250,978	322,911	28.7

(2) Non-interest expense
Business segment information:
Domestic Retail	54,507	60,012	62,645	72,166	63,070	66,347	69,012	4.0
Global Markets	50,486	46,219	54,253	62,429	54,573	52,075	53,928	3.6
Global Investment Banking	10,616	11,336	12,014	14,161	13,237	13,416	13,164	(1.9)
Global Merchant Banking	2,588	2,194	2,510	5,517	2,326	3,058	2,555	(16.4)
Asset Management	10,006	10,683	11,825	12,706	12,413	12,787	12,382	(3.2)

Sub Total	128,203	130,444	143,247	166,979	145,619	147,683	151,041	2.3
Other	5,820	7,849	11,297	13,968	9,706	10,350	13,720	32.6

Non-interest expense	134,023	138,293	154,544	180,947	155,325	158,033	164,761	4.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	24,412	22,054	27,991	17,786	17,205	19,858	26,042	31.1

Consolidated non-interest expenses	158,435	160,347	182,535	198,733	172,530	177,891	190,803	7.3

(3) Income (loss) before income taxes
Business segment information:
Domestic Retail	30,305	41,422	74,087	51,391	42,539	28,171	46,870	66.4
Global Markets	(727)	31,521	60,922	66,005	14,326	(3,600)	24,140	—
Global Investment Banking	2,169	9,117	23,272	16,981	5,571	16,272	10,924	(32.9)
Global Merchant Banking	(5,855)	4,681	77,602	(20,993)	9,797	41,483	6,694	(83.9)
Asset Management	3,962	4,680	6,247	5,734	5,223	11,067	12,161	9.9

Sub Total	29,854	91,421	242,130	119,118	77,456	93,393	100,789	7.9
Other *	7,562	(9,915)	(10,305)	(17,873)	(23,007)	4,299	43,110	902.8

Income before income taxes	37,416	81,506	231,825	101,245	54,449	97,692	143,899	47.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(10,993)	31,266	36,266	2,781	(20,649)	(4,802)	(13,107)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	2,675	(502)	(90,846)	22,961	(396)	(19,803)	1,316	—

Income from continuing operations before income taxes	29,098	112,270	177,245	126,987	33,404	73,087	132,108	80.8
Income from discontinued operations before income taxes	1,606	5,339	9,863	82,605	—	—	—	—

Income before income taxes (Total of continuing operations and discontinued operation)	30,704	117,609	187,108	209,592	33,404	73,087	132,108	80.8

*	The major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income/(loss) before income taxes in “Other”.

	Millions of yen							% Change
	For the three months ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006 (A)	December 31, 2006 (B)	(B-A)/(A)
Net gain/loss on trading related to economic hedging transactions	(2,788)	(8,463)	(17,555)	(35,955)	(11,382)	(14,036)	(11,865)	—
Realized gain (loss) on investments in equity securities held for relationship purposes	8,168	(67)	(17)	298	140	4,758	12,953	172.2
Equity in earnings of affiliates	2,749	2,939	8,296	13,858	3,309	6,136	38,983	535.3
Corporate items	503	(3,715)	(3,612)	(619)	(7,163)	3,707	(5,900)	—
Others	(1,070)	(609)	2,583	4,545	(7,911)	3,734	8,939	139.4

Total	7,562	(9,915)	(10,305)	(17,873)	(23,007)	4,299	43,110	902.8

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions/fees received” and “Net gain on trading” consists of the following:

Commissions/fees received

	Millions of yen							% Change	Millions of yen		% Change
	For the three months ended								For the year ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006(A)	December 31, 2006(B)	(B-A)/(A)	December 31, 2005 (C)	December 31, 2006 (D)	(D-C)/(C)
Commissions	55,152	77,498	106,187	117,488	79,579	66,063	84,190	27.4	238,837	229,832	(3.8)

Brokerage Commissions	31,581	50,975	76,630	88,222	44,554	32,599	41,951	28.7	159,186	119,104	(25.2)
Commissions for Distribution of Investment Trust	17,465	19,645	22,401	25,564	25,850	23,122	32,960	42.5	59,511	81,932	37.7

Fees from Investment Banking	14,719	24,068	28,569	41,463	14,351	26,901	32,317	20.1	67,356	73,569	9.2

Underwriting and Distribution	8,548	17,096	22,110	30,673	9,151	20,360	26,123	28.3	47,754	55,634	16.5
M&A / Financial Advisory Fees	6,154	6,949	6,389	10,760	5,178	6,360	6,084	(4.3)	19,492	17,622	(9.6)

Asset Management and Portfolio Service Fees	19,942	24,949	25,589	32,187	29,732	35,476	36,730	3.5	70,480	101,938	44.6

Asset Management Fees	16,885	22,009	21,999	28,213	26,179	31,758	32,842	3.4	60,893	90,779	49.1
Total	89,813	126,515	160,345	191,138	123,662	128,440	153,237	19.3	376,673	405,339	7.6

Net gain on trading

Merchant Banking	189	4,033	(580)	1,604	(2,643)	445	197	(55.7)	3,642	(2,001)	—
Equity Trading	38,901	15,393	32,764	61,015	31,724	12,684	28,919	128.0	87,058	73,327	(15.8)
Fixed Income and Other Trading	31,712	24,421	58,394	36,377	26,689	34,413	60,036	74.5	114,527	121,138	5.8

Total	70,802	43,847	90,578	98,996	55,770	47,542	89,152	87.5	205,227	192,464	(6.2)

Consolidated Income Statement Information :

US GAAP Figures

	Millions of yen							% Change	Millions of yen		% Change
	For the three months ended								For the year ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006 (A)	December 31, 2006 (B)	(B-A)/(A)	December 31, 2005 (C)	December 31, 2006 (D)	(D-C)/(C)
Revenue:
Commissions	55,152	77,498	106,187	117,488	79,579	66,063	84,190	27.4	238,837	229,832	(3.8)
Fees from investment banking	14,719	24,068	28,569	41,463	14,351	26,901	32,317	20.1	67,356	73,569	9.2
Asset management and portfolio service fees	19,942	24,949	25,589	32,187	29,732	35,476	36,730	3.5	70,480	101,938	44.6
Net gain on trading	70,802	43,847	90,578	98,996	55,770	47,542	89,152	87.5	205,227	192,464	(6.2)
Gain (loss) on private equity investments	(2,490)	2,247	7,615	4,956	9,784	27,511	10,224	(62.8)	7,372	47,519	544.6
Interest and dividends	132,914	183,334	216,162	161,403	207,860	232,311	262,928	13.2	532,410	703,099	32.1
Gain (loss) on investments in equity securities	(2,825)	31,199	36,249	3,079	(20,509)	(44)	(154)	—	64,623	(20,707)	—
Private equity entities product sales	24,520	21,960	23,916	17,814	20,985	21,720	28,778	32.5	70,396	71,483	1.5
Other	6,900	5,735	19,115	27,003	4,178	11,734	45,371	286.7	31,750	61,283	93.0

Total revenue	319,634	414,837	553,980	504,389	401,730	469,214	589,536	25.6	1,288,451	1,460,480	13.4
Interest expense	132,101	142,220	194,200	178,669	195,796	218,236	266,625	22.2	468,521	680,657	45.3

Net revenue	187,533	272,617	359,780	325,720	205,934	250,978	322,911	28.7	819,930	779,823	(4.9)

Non-interest expenses:
Compensation and benefits	72,612	73,792	87,876	91,151	82,768	79,060	86,679	9.6	234,280	248,507	6.1
Commissions and floor brokerage	5,915	8,881	8,472	9,663	10,255	10,335	12,004	16.1	23,268	32,594	40.1
Information processing and communications	20,621	20,624	20,952	27,403	23,167	27,434	27,296	(0.5)	62,197	77,897	25.2
Occupancy and related depreciation	12,518	13,971	13,396	15,164	14,442	13,743	14,596	6.2	39,885	42,781	7.3
Business development expenses	6,766	8,167	7,622	10,235	7,848	9,810	9,234	(5.9)	22,555	26,892	19.2
Private equity entities cost of goods sold	14,999	13,009	13,712	7,082	11,365	11,843	17,417	47.1	41,720	40,625	(2.6)
Other	25,004	21,903	30,505	38,035	22,685	25,666	23,577	(8.1)	77,412	71,928	(7.1)

	158,435	160,347	182,535	198,733	172,530	177,891	190,803	7.3	501,317	541,224	8.0

Income from continuing operations before income taxes	29,098	112,270	177,245	126,987	33,404	73,087	132,108	80.8	318,613	238,599	(25.1)

Income from discontinued operations before income taxes	1,606	5,339	9,863	82,605	—	—	—	—	16,808	—	—

Income before income taxes (Total of continuing operations and discontinued operation)	30,704	117,609	187,108	209,592	33,404	73,087	132,108	80.8	335,421	238,599	(28.9)

Business segment information :

Total of business segments

	Millions of yen							% Change	Millions of yen		% Change
	For the three months ended								For the year ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006 (A)	December 31, 2006 (B)	(B-A)/(A)	December 31, 2005 (C)	December 31, 2006 (D)	(D-C)/(C)
Revenue:
Commissions	55,152	77,498	106,187	117,488	79,579	67,931	84,185	23.9	238,837	231,695	(3.0)
Fees from investment banking	14,719	24,068	28,569	41,463	14,351	26,901	32,317	20.1	67,356	73,569	9.2
Asset management and portfolio service fees	19,942	24,949	25,589	32,187	29,732	35,476	36,730	3.5	70,480	101,938	44.6
Net gain on trading	70,802	43,847	90,578	98,996	55,770	47,542	89,152	87.5	205,227	192,464	(6.2)
Gain (loss) on private equity investments	(2,490)	2,408	96,445	(16,710)	15,059	46,206	11,456	(75.2)	96,363	72,721	(24.5)
Interest and dividends	132,850	183,389	216,107	161,363	207,837	232,258	262,900	13.2	532,346	702,995	32.1
Gain (loss) on investments in equity securities	8,168	(67)	(17)	298	140	4,758	12,953	172.2	8,084	17,851	120.8
Private equity entities product sales	—	—	—	—	—	—	—	—	—	—	—
Other	4,371	5,827	16,947	25,671	2,996	12,786	45,459	255.5	27,145	61,241	125.6

Total revenue	303,514	361,919	580,405	460,756	405,464	473,858	575,152	21.4	1,245,838	1,454,474	16.7
Interest expense	132,075	142,120	194,036	178,564	195,690	218,133	266,492	22.2	468,231	680,315	45.3

Net revenue	171,439	219,799	386,369	282,192	209,774	255,725	308,660	20.7	777,607	774,159	(0.4)

Non-interest expenses:
Compensation and benefits	69,148	69,985	84,477	87,654	79,461	75,244	82,760	10.0	223,610	237,465	6.2
Commissions and floor brokerage	5,478	8,561	8,063	9,312	9,819	10,119	11,756	16.2	22,102	31,694	43.4
Information processing and communications	20,454	20,508	20,779	27,345	23,005	27,326	27,169	(0.6)	61,741	77,500	25.5
Occupancy and related depreciation	11,270	12,847	12,368	14,268	13,409	12,862	13,542	5.3	36,485	39,813	9.1
Business development expenses	6,255	7,708	7,036	9,612	7,225	9,196	8,438	(8.2)	20,999	24,859	18.4
Private equity entities cost of goods sold	—	—	—	—	—	—	—	—	—	—	—
Other	21,418	18,684	21,821	32,756	22,406	23,286	21,096	(9.4)	61,923	66,788	7.9

	134,023	138,293	154,544	180,947	155,325	158,033	164,761	4.3	426,860	478,119	12.0

Income from continuing operations before income taxes	37,416	81,506	231,825	101,245	54,449	97,692	143,899	47.3	350,747	296,040	(15.6)

Income from discontinued operations before income taxes	—	—	—	—	—	—	—	—	—	—	—

Income before income taxes (Total of continuing operations and discontinued operation)	37,416	81,506	231,825	101,245	54,449	97,692	143,899	47.3	350,747	296,040	(15.6)

Reconciliation items of the business segment information to the consolidated income statement information :

Effect of consolidation/deconsolidation of private equity investee companies and unrealized loss/gain on investments in equity securities held for relationship purposes

	Millions of yen							% Change	Millions of yen		% Change
	For the three months ended								For the year ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006 (A)	December 31, 2006 (B)	(B-A)/(A)	December 31, 2005 (C)	December 31, 2006 (D)	(D-C)/(C)
Revenue:
Commissions	—	—	—	—	—	(1,868)	5	—	—	(1,863)	—
Fees from investment banking	—	—	—	—	—	—	—	—	—	—	—
Asset management and portfolio service fees	—	—	—	—	—	—	—	—	—	—	—
Net gain on trading	—	—	—	—	—	—	—	—	—	—	—
Gain (loss) on private equity investments	—	(161)	(88,830)	21,666	(5,275)	(18,695)	(1,232)	—	(88,991)	(25,202)	—
Interest and dividends	64	(55)	55	40	23	53	28	(47.2)	64	104	62.5
Gain (loss) on investments in equity securities	(10,993)	31,266	36,266	2,781	(20,649)	(4,802)	(13,107)	—	56,539	(38,558)	—
Private equity entities product sales	24,520	21,960	23,916	17,814	20,985	21,720	28,778	32.5	70,396	71,483	1.5
Other	2,529	(92)	2,168	1,332	1,182	(1,052)	(88)	—	4,605	42	(99.1)

Total revenue	16,120	52,918	(26,425)	43,633	(3,734)	(4,644)	14,384	—	42,613	6,006	(85.9)
Interest expense	26	100	164	105	106	103	133	29.1	290	342	17.9

Net revenue	16,094	52,818	(26,589)	43,528	(3,840)	(4,747)	14,251	—	42,323	5,664	(86.6)

Non-interest expenses:
Compensation and benefits	3,464	3,807	3,399	3,497	3,307	3,816	3,919	2.7	10,670	11,042	3.5
Commissions and floor brokerage	437	320	409	351	436	216	248	14.8	1,166	900	(22.8)
Information processing and communications	167	116	173	58	162	108	127	17.6	456	397	(12.9)
Occupancy and related depreciation	1,248	1,124	1,028	896	1,033	881	1,054	19.6	3,400	2,968	(12.7)
Business development expenses	511	459	586	623	623	614	796	29.6	1,556	2,033	30.7
Private equity entities cost of goods sold	14,999	13,009	13,712	7,082	11,365	11,843	17,417	47.1	41,720	40,625	(2.6)
Other	3,586	3,219	8,684	5,279	279	2,380	2,481	4.2	15,489	5,140	(66.8)

	24,412	22,054	27,991	17,786	17,205	19,858	26,042	31.1	74,457	63,105	(15.2)

Income from continuing operations before income taxes	(8,318)	30,764	(54,580)	25,742	(21,045)	(24,605)	(11,791)	—	(32,134)	(57,441)	—

Income from discontinued operations before income taxes	1,606	5,339	9,863	82,605	—	—	—	—	16,808	—	—

Income before income taxes (Total of continuing operations and discontinued operations)	(6,712)	36,103	(44,717)	108,347	(21,045)	(24,605)	(11,791)	—	(15,326)	(57,441)	—

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

- Nomura Holdings, Inc. Financial Information (Parent Company Only)

- Nomura Securities Co., Ltd. Financial Information

*	The amounts are rounded to the nearest million.

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)

INCOME STATEMENT INFORMATION

	Millions of yen
	For the nine months ended		Comparison (A-B)/(B)(%)	For the year ended March 31, 2006
	December 31, 2006	December 31, 2005
Operating revenue	291,105	185,112	57.3	220,699
Operating expenses	91,759	67,871	35.2	97,648

Operating income	199,346	117,242	70.0	123,050

Non-operating income	2,335	4,357	(46.4)	8,401
Non-operating expenses	475	89	436.4	169

Ordinary income	201,206	121,510	65.6	131,282

Special profits	12,359	8,292	49.1	8,987
Special losses	3,205	5,935	(46.0)	124,313

Income before income taxes	210,360	123,866	69.8	15,956

Income taxes-current	10,716	9,335	14.8	12,681
Income taxes-deferred	1,004	2,892	(65.3)	(14,603)

Net income	198,640	111,638	77.9	17,878

Unappropriated retained earnings brought forward	—	48,121	—	48,121

Interim dividend	—	22,868	—	22,868

Unappropriated retained earnings	—	136,891	—	43,131

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)

BALANCE SHEET INFORMATION

	Millions of yen
	December 31, 2006	December 31, 2005	March 31, 2006
Assets
Current Assets	2,221,966	1,594,378	1,831,963
Fixed Assets	1,975,004	1,865,606	1,795,813

Total Assets	4,196,971	3,459,984	3,627,776

Liabilities
Current Liabilities	1,954,547	1,323,639	1,574,943
Long-term Liabilities	711,731	597,449	606,185

Total Liabilities	2,666,278	1,921,088	2,181,128

Shareholders’ Equity
Total Shareholders’ Equity	—	1,538,896	1,446,649

Total Liabilities and Shareholders’ Equity	—	3,459,984	3,627,776

Net Assets
Total Net Assets	1,530,692	—	—

Total Liabilities and Net Assets	4,196,971	—	—

NOMURA SECURITIES CO., LTD.

INCOME STATEMENT INFORMATION

	Millions of yen
	For the nine months ended		Comparison (A-B)/(B)(%)	For the year ended March 31, 2006
	December 31, 2006(A)	December 31, 2005(B)
Operating revenue	518,493	589,742	(12.1)	842,612

Commissions	302,476	300,015	0.8	460,695
Net gain on trading	116,536	210,962	(44.8)	283,124
Net gain on other inventories	9	9	4.9	12
Interest and dividend income	99,473	78,757	26.3	98,781

Interest expenses	64,284	55,908	15.0	69,179

Net operating revenue	454,210	533,834	(14.9)	773,433

Selling, general and administrative expenses	298,906	275,229	8.6	387,303

Operating income	155,304	258,605	(39.9)	386,130

Non-operating income	1,560	1,241	25.7	2,040
Non-operating expenses	1,335	1,184	12.8	2,017

Ordinary income	155,529	258,663	(39.9)	386,153

Special profits	444	—	—	—
Special losses	879	1,405	(37.5)	1,444

Income before income taxes	155,094	257,257	(39.7)	384,709

Income taxes - current	46,964	125,876	(62.7)	191,783
Income taxes - deferred	13,908	(23,431)	—	(39,102)

Net income	94,222	154,812	(39.1)	232,028

Unappropriated retained earnings brought forward	—	64,095	—	64,095

Unappropriated retained earnings	—	218,906	—	296,123

NOMURA SECURITIES CO., LTD.

BALANCE SHEET INFORMATION

	Millions of yen
	December 31, 2006	December 31, 2005	March 31, 2006
Assets
Current Assets:	11,416,897	14,900,815	15,346,728

Trading Assets	5,625,731	6,688,510	5,982,953
Loans with securities as collateral	4,879,364	6,774,088	8,039,423
Other	911,803	1,438,217	1,324,351

Fixed Assets	58,153	82,472	101,026

Total Assets	11,475,050	14,983,287	15,447,754

Liabilities and Shareholder’s Equity
Liabilities
Current Liabilities:	9,936,023	13,575,763	13,943,748

Trading liabilities	2,451,289	3,510,767	3,653,958
Borrowings with securities as collateral	3,866,796	4,785,299	5,043,715
Other	3,617,938	5,279,697	5,246,075

Long-term Liabilities	630,394	582,973	602,199

Statutory Reserves	3,984	3,066	3,105

Total Liabilities	10,570,401	14,161,802	14,549,052

Total Shareholder’s Equity	—	821,485	898,702

Total Liabilities and Shareholder’s Equity	—	14,983,287	15,447,754

Total Net Assets	904,650	—	—

Total Liabilities and Net Assets	11,475,050	—	—

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

1. Commission Revenues

(1) Breakdown by Category

(Millions of yen except percentages)

	Nine Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2006
	December 31, 2006(A)	December 31, 2005(B)
Brokerage commissions	96,785	140,825	(31.3)	219,431

(Stocks)	91,976	130,782	(29.7)	205,702
Underwriting commissions	37,830	33,268	13.7	50,373

(Stocks)	31,093	29,961	3.8	45,672
(Bonds)	6,735	3,307	103.6	4,699
Distribution commissions	84,744	62,765	35.0	89,943

(Investment trust certificates)	81,836	59,395	37.8	84,921
Other commissions	83,118	63,157	31.6	100,948

(Investment trust certificates)	36,258	26,247	38.1	38,825

Total	302,476	300,015	0.8	460,695

(2) Breakdown by Product

(Millions of yen except percentages)

	Nine Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2006
	December 31, 2006 (A)	December 31, 2005 (B)
Stocks	129,425	163,684	(20.9)	256,566
Bonds	13,339	11,463	16.4	15,587
Investment trust certificates	122,344	93,967	30.2	135,381
Others	37,369	30,901	20.9	53,160

Total	302,476	300,015	0.8	460,695

2. Net Gain on Trading

(Millions of yen except percentages)

	Nine Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2006
	December 31, 2006 (A)	December 31, 2005 (B)
Stocks	29,926	85,166	(64.9)	124,560
Bonds and forex	86,609	125,795	(31.2)	158,564

Total	116,536	210,962	(44.8)	283,124

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

3. Stock Trading (excluding futures transactions)

(Millions of shares or yen except per share data and percentages)

	Nine Months Ended
	December 31, 2006 (A)		December 31, 2005 (B)		Comparison (A-B)/(B)(%)		Year Ended March 31, 2006
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	51,703	76,060,291	59,656	68,287,483	(13.3)	11.4	79,786	99,032,825

(Brokerage)	31,821	46,008,214	40,129	43,361,080	(20.7)	6.1	52,982	62,640,790
(Proprietary Trading)	19,882	30,052,077	19,527	24,926,403	1.8	20.6	26,804	36,392,035

Brokerage / Total	61.5%	60.5%	67.3%	63.5%			66.4%	63.3%

TSE Share	6.6%	7.1%	5.9%	7.4%			6.0%	7.3%

Brokerage Commission per share (yen)	2.87		3.24				3.86

4. Underwriting, Subscription, and Distribution

(Millions of shares or yen except percentages)

	Nine Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2006
	December 31, 2006 (A)	December 31, 2005(B)
Underwriting
Stocks (number of shares)	338	226	49.2	420
(yen amount)	855,662	704,518	21.5	1,122,472
Bonds (face value)	4,948,843	6,699,024	(26.1)	8,740,809
Investment trust certificates (yen amount)	—	—	—	—
Commercial paper and others (face value)	5,400	81,400	(93.4)	86,100
Subscripition and Distribution*
Stocks (number of shares)	864	849	1.7	1,112
(yen amount)	943,267	885,175	6.6	1,393,866
Bonds (face value)	3,007,458	2,561,014	17.4	3,393,022
Investment trust certificates (yen amount)	15,247,855	14,820,284	2.9	20,506,780
Commercial paper and others (face value)	—	56,400	(100.0)	57,400

*	Includes secondary offerings and private placements.

5. Capital Adequacy Ratio

(Millions of yen except percentages)

			December 31, 2006	December 31, 2005	March 31, 2006
Tier I		(A)	902,289	821,485	808,067

Tier II	Valuation and translation adjustments		2,360	—	—
	Statutory reserves		3,983	3,066	3,104
	Allowance for doubtful accounts		38	40	26
	Subordinated debt		310,000	349,300	310,000

	Total	(B)	316,382	352,406	313,130

Illiquid Asset		(C)	172,151	152,022	177,390

Net Capital (A) + (B) - (C) =		(D)	1,046,520	1,021,869	943,807

Risk	Market risk		57,910	74,445	78,687
	Counterparty risk		235,690	176,434	203,853
	Basic risk		114,360	96,283	102,528

	Total	(E)	407,961	347,162	385,069

Capital Adequacy Ratio (D)/(E)			256.5%	294.3%	245.1%